January 10, 2020

George Murnane
President and Chief Executive Officer
Jet Token Inc.
10845 Griffith Peak Drive, Suite 200
Las Vegas, NV 89135

       Re: Jet Token Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed December 12, 2019
           File No. 024-11103

Dear Mr. Murnane:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 27, 2019 letter.

Amendment No. 1 to Form 1-A filed December 12, 2019

Summary
Our Company, page 5

1. We note your response to our prior comment 3. Please revise your disclosure here and throughout your offering circular to delete references to your intent to submit a no action letter concerning the token or that you are seeking guidance from the Securities and
      Exchange Commission. Instead, limit your disclosure to state that you plan to structure the token to be in compliance with applicable law, including the federal securities laws.
      Please add a risk factor indicating that if you cannot structure the token in accordance with applicable law, you may not be able to proceed with your business as planned.
 George Murnane
FirstNameInc.
Jet Token LastNameGeorge Murnane
Comapany NameJet Token Inc.
January 10, 2020
Page 2
January 10, 2020 Page 2
FirstName LastName
Plan of Distribution and Selling Securityholders, page 40

2. We note your response to comment 10 that StartEngine Primary, LLC is acting as the placement agent, intends to solicit investors, will receive a brokerage fee of 7.0% on the amount raised from the sales of the Non-voting Common Stock, as well as warrants to purchase up to 5.0% of the Non-voting Common Stock sold, and that it will utilize the platform provided by its affiliate to process the sale of the securities. In light of these facts, please identify StartEngine Primary as an "underwriter" within the meaning of
         Section 2(a)(11) of the Securities Act of 1933, as amended, or tell us why you do not believe this is necessary.
Forum Selection Provision, page 42

3. We note your response to our prior comment 11. We note that your disclosure states that that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please ensure that the exclusive forum provision in the subscription agreement states this clearly. You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara
Ransom,
Office Chief at 202-551-3264 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services